Mail Stop 4561   August 13, 2008

Steven R. Lewis
President and Chief Executive Officer
First Place Financial Corp.
185 East Market St.
Warren, OH 44481

       Re: First Place Financial Corp.
              Registration Statement on Form S-4
              Filed July 31, 2008
              File No. 333-152681

Dear Mr. Lewis:

       We have limited our review of your filing to those issues we have addressed in our
comments. Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Form S-4

Forepart of Registration Statement

1.   Please advise the staff as to how you determined that Rule 457(o), rather than 457(f), was
       the rule in accordance with which the registration fee was to be calculated.

Prospectus Cover Page

2.   Please state the title and amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

3.   Disclose on the cover page that Camco shareholders will not know at the time of the vote the number of shares they will receive.

4.   Please provide the information required by Item 501(b)(4) of Regulation S-K. We note your disclosure on page 76 and elsewhere in the document; however, this information is required to be disclosed on the prospectus cover page.

5.   Although you currently provide hyperlink text to the risk factors section, a more prominent method of highlighting the cross-reference to the risk factors section would be helpful. Please revise accordingly. Refer to Item 501(b)(5) of Regulation S-K.

Summary

General

6.   Please include an illustrative table using a reasonable range of prices of First Place's common stock with columns indicating the respective exchange ratios and other relevant information to help Camco shareholders evaluate the range of values they may receive in exchange for their shares. We note your disclosure on page 7.

7.   Please disclose the historical stock prices of First Place's common stock over the last 90 days.

8.   Since the amount of consideration to be received by Camco shareholders will not be determined until after the vote, please disclose the anticipated time period between the date of vote and merger completion.

9.   Please advise the staff as to whether you considered providing a 1-800 number, or some alternative means, whereby Camco shareholders would be able to regularly learn the number of shares to be received as of the latest practicable date.

10.   Noting that the consideration to be paid is part stock and part cash and that shareholders do not make their election at the same time as their vote, please advise the staff of the consideration given to the applicability of the tender offer rules to the cash election. Refer to Release No. 33-5927.

Risk Factors, page 22

11.   The risk factors section must immediately follow the summary section. Please revise. Refer to Item 503(c) of Regulation S-K.

12.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that you cannot assure investors that additional financing sources would be available to First Place if needed or, if available, on favorable terms. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

13.   We note that the merger agreement grants Camco the right to terminate the transaction if the 25-day average closing price of First Place common stock falls below $11.20. However, it appears that Camco may nevertheless elect to continue with the transaction rather than exercise its termination rights. Thus, where the board fails to terminate the agreement, it appears that Camco shareholders may receive in exchange for their shares an amount of First Place common stock that is less than $10.86. Please include a risk factor that addresses this issue, including the factors the board will consider in deciding whether to exercise its walk-away rights.

The Acquisition

Federal Income Tax Consequences, page 71

14.   Please revise to reflect that the discussion is based on an opinion of counsel that has been filed.

Where You Can Find More Information, page 94

15.   You have elected to incorporate by reference into the prospectus certain reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year. However, it appears that you have excluded certain filings that should be incorporated by reference pursuant to the instructions to Form S-4. In particular, you have excluded First Place's Form 8-K, filed on April 2, 2008. Please amend your filing to so incorporate. Refer to Item 11(a)(2) of Form S-4.

16.   Please revise to clarify that documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act will be incorporated by reference from the date of the initial registration statement rather than from "the date of this document." In addition, please clarify that such documents will be incorporated until the meetings of security holders of First Place and Camco, respectively. Currently, it is unclear whether "the date of this

document" refers to the date of the initial registration statement or the final prospectus. Additionally, it is unclear whether incorporation by reference will continue after the first of the special meetings to occur. Thus, it is unclear whether you have complied with the Form S-4 requirements.

Item 22. Undertakings, page II-4

17.   Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Signature Page

18.   Please identify those individuals signing the registration statement who hold the positions of principal financial officer and controller or principal accounting officer. Refer to Instruction 1 to the Signatures section of the Form S-4.

Exhibits

Exhibit 8.0

19.   You may limit reliance on the opinion with regard to purpose, but not person. Please revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (202) 457-6315
       Kevin M. Houlihan, Esquire
       Patton Boggs LLP